ACQUSALUT INC.

September 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:  Acqusalut Inc.

Offering Statement on Form 1-A Filed May 7, 2019

File No. 024-10996

Dear Sir or Madam:

By letter dated June 3, 2019, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Acqusalut Inc. (“Acqusalut” the “Company,” “we,” “us,” or “our”) with your comments on the Company’s Offering Statement (the “Offering Statement”) on Form 1-A, filed on May 7, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

In addition, as discussed via the telephone with the Staff of the SEC, we have chosen to amend the Offering Statement on Form 1-A to make this offering a Tier 2 offering increasing the amount offered to $20,000,000 and also at a Board of Directors meeting held on August 19, 2019, we changed our business objective to doing live entertainment projects including music festivals instead of setting up Kiosk shops. Hence this amendment addresses doing the offering to set up a company that will focus on doing live entertainment projects.

No Escrow, page ii

1. We note your disclosure that "the Company . . . in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers." Please, confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A. In this regard, please clearly disclose that the aggregate offering price is based on the for-cash price and the valuation of any non-cash consideration will be “reasonable at the time made.”

1. Response:

In the Amendment we are filing, we have included the following disclosure to clearly indicate that valuation of any non-cash consideration for stock will be the same as valuation for-cash-consideration:

“To be in compliance with the Rule 251(a)(1) of Regulation A, in the event the Company issues shares from this offering for any non-cash considerations, then the Company shall price such securities that are being issued to be at the same value at which the shares are sold for which cash is received so that the aggregate offering price is based on the for-cash price and the valuation of any non-cash consideration will be “reasonable at the time made.”

Part III – Exhibits

Exhibit 4, page 29

2. We note that paragraph 2 of Section IV of your subscription agreement includes a mandatory arbitration provision. Please revise your subscription agreement and offering circular to clearly disclose whether this provision applies to claims arising pursuant to the U.S. federal securities laws and the rules and regulations promulgated thereunder. Please also include disclosure in your filing describing this provision. Provide related risk factor disclosure including, but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.

2. Response:

We have added the following paragraphs to the subscription agreement (that we have filed as Ex 4 in respond to the comment by the Commission: “This arbitration clause applies to all claims arising or relating to state and federal securities laws and the rules and regulations promulgated thereunder. Provided that this arbitration clause is enforceable as specified in this subscription agreement, then this clause may disadvantage a subscriber in ways including, but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and thus, this provision can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.”

In addition, we have added the following risk factor in the offering circular:

Our management has included an arbitration clause to the subscription agreement in this offering for the terms of the subscription agreement to be governed by that arbitration clause which may disadvantage the subscriber when/if the subscriber wished to bring in any legal claims against us.

In our subscription agreement for this offering, we have an arbitration clause whereby the investor agrees that only courts of competent jurisdiction in Dade County, Florida and the United States District Court for the Southern District of Florida, Miami Division shall have concurrent jurisdiction with the arbitration tribunals of the American Arbitration Association for purposes of entering temporary, preliminary and permanent injunctive relief and with regard to any action arising from the Offering or out of any breach or alleged breach of this Agreement (“Arbitration Clause”). Investor agrees to submit to the personal jurisdiction of such courts and any other applicable court within the State of Florida. Provided that this Arbitration Clause is enforceable as specified in this subscription agreement, then this clause may disadvantage a subscriber in ways including, but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and thus, this provision can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.

3. We note that Paragraph 1 of Section IV of your subscription agreement includes an exclusive forum provision. Please discuss this provision of the subscription agreement in the offering circular and specifically state whether this provision applies to actions arising under the federal securities laws.

3. Response:

As indicated in the response to Comment No.2 made by the Commission, we have included the above risk factor in the offering circular.

Very Truly Yours,

/s/I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer

7135 Collins Ave, Suite 624

Miami Beach, FL 33141

Tel: 305-865-8193